As filed with the Securities and Exchange Commission on July 6, 2006.

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 15
CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES
EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934.
Commission File Number 1-03605
KAISER ALUMINUM & CHEMICAL CORPORATION
(Exact name of registrant as specified in its charter)
27422 Portola Parkway, Suite 350
Foothill Ranch, California 92610-2831
(949) 614-1740
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)
9-7/8% Senior Notes, due 2002, 10-7/8% Series B Senior Notes, due 2006,
10-7/8% Series D Notes, due 2006, and 12-3/4% Senior Subordinated Notes, due 2003
(Title of each class of securities covered by this Form)
None
(Title of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)
Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	☐	Rule 12h-3(b)(1)(i)	☒
Rule 12g-4(a)(1)(ii)	☐	Rule 12h-3(b)(1)(ii)	☐
Rule 12g-4(a)(2)(i)	☐	Rule 12h-3(b)(2)(i)	☐
Rule 12g-4(a)(2)(ii)	☐	Rule 12h-3(b)(2)(ii)	☐
		Rule 15d-6	☐
Approximate number of holders of record as of the certification or notice date: None
Pursuant to the requirements of the Securities Exchange Act of 1934, Kaiser Aluminum & Chemical Corporation has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: July 6, 2006	By:	/s/ John M. Donnan
John M. Donnan
Vice President, Secretary & General Counsel